
January 11, 2024

Stefan Berger
Director
Pegasus TopCo B.V.
Robert-Bosch-Str. 32-36,
72250
Freudenstadt, Germany

> **Re: Pegasus TopCo B.V.**
> **Amendment No. 1 to Registration Statement on Form F-4**
> **Filed December 22, 2023**
> **File No. 333-274701**

Dear Stefan Berger:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our October 24, 2023 letter.

Amendment No. 1 to Registration Statement on Form F-4

Cover Page

1. We note your response to prior comment 2. Please revise to quantify the voting power percentage that Anette and Christian Schmid will control post-Business Combination, and cross-reference the specific risk factor that discusses exemptions available to the Surviving Company as a controlled company.

2. We are unable to locate disclosure responsive to prior comment 3. Please revise your disclosure on the cover page to disclose whether the approval of the New York Stock Exchange listing application is a condition to the closing of the Business Combination.

3.   We note your response to prior comment 5. It is still unclear how likely it is that the $35 million minimum cash proceeds condition will be met as well as the risks involved if this condition is not met. Also, expand your disclosure to discuss the possibility that more than 1,588,144 shares will be redeemed and the consequences of this amount of redemptions.

Summary
Organizational Structure, page 26

4.   Please revise your organizational charts to include ownership percentages among the various entities.

The Business Combination
Background of the Business Combination, page 113

5.   Please expand your discussion in the background section to identify all of the persons involved in the transaction. For example, please expand your disclosure to identify who from Pegasus's management team was involved in identifying targets and ultimately identified Schmid.

6.   We note that you filed the fairness opinion as Annex K. Please also provide a clear explanation in the registration statement as to the reason why the fairness opinion was obtained and include the information required by Item 1015 of Regulation M-A.

The Pegasus Board's Reasons for the Business Combination, page 117

7.   In response to prior comment 13, please disclose whether the Pegasus Board relied on any financial projections and, if so, please disclose the projections in the registration statement as well as any key assumptions made by the Pegasus Board in formulating its opinion to recommend the transaction, especially with respect to any valuation analysis that might be dependent upon financial projections. In this regard, we also note your updated disclosure on page 189 relating to your current projections and budget forecasts. Please advise.

Material Tax Considerations, page 125

8.   We note your response to prior comment 14; however, because you intend for the Merger to qualify as a reorganization, and, if so, U.S. Holders would generally not recognize any gain or loss as a result of each transaction, a tax opinion should be filed as an exhibit. Please file a tax opinion pursuant to Item 601(b)(8) of Regulation S-K or advise why the tax consequences are not material to an investor.

Unaudited Pro Forma Condensed Combined Financial Information
Notes to Unaudited Pro Forma Condensed Combined Financial Information
Transaction Accounting Adjustments to Unaudited Pro Forma Condensed Combined Statement
of Financial Position, page 172

9. In your response to prior comment 16 you indicate that the estimated transaction costs to be incurred by Pegasus have been excluded from the pro forma statement of profit or loss for the year ended December 31, 2022 because they are being treated as if they had been incurred prior to the closing of the transaction. Please further clarify how this complies with the provisions of Article 11-02 of Regulation S-X which require inclusion of adjustments that depict in the pro forma statements of comprehensive income the effects of the pro forma balance sheet adjustments assuming those adjustments were made as of the beginning of the fiscal year presented. In this regard, your pro forma combined statement of profit or loss for the year ended December 31, 2022 should combine the historical statement of profit or loss of Schmid and the historical statement of operations of Pegasus on a pro forma basis as if the Business Combination and related transactions had been consummated on January 1, 2022, and should reflect all material impacts of the Business Combination. Please revise or advise.

10. In your response to prior comment 18 you indicate that as the stock-based compensation expense relating to the Class B ordinary shares and Private Placement Warrants would have been incurred by Pegasus prior to the Business Combination, it has not been reflected as an expense of the combined company within the pro forma Statement of Profit and Loss. Please further clarify how this complies with the provisions of Article 11-02 of Regulation S-X which require inclusion of adjustments that depict in the pro forma statements of income the effects of the pro forma balance sheet adjustments assuming those adjustments were made as of the beginning of the fiscal year presented. In this regard, your pro forma combined statement of profit or loss for the year ended December 31, 2022 should combine the historical statement of profit or loss of Schmid and the historical statement of operations of Pegasus on a pro forma basis as if the Business Combination and related transactions had been consummated on January 1, 2022, and should reflect all material impacts of the Business Combination. Please revise or advise.

Transaction Accounting Adjustments to Unaudited Pro Forma Condensed Combined Statement
of Profit or loss, page 174

11. In your response to prior comment 19 you indicate that Pegasus is domiciled in the Cayman Islands and has taken the position that the excise tax does not apply to redemptions of its shares as it is not a U.S. domestic corporation. Please clarify if you consider there to be any uncertainties with this position and, if so, tell us how you considered disclosing this and the potential impacts.

Schmid's Management's Discussion and Analysis of Financial Condition and Results of Operations, page 187

12.   We note your response to prior comment 20. Please provide a source for each of your market and industry statements throughout the entirety of the registration statement. For example, please provide the source for the publicly available information related to your statement that "We believe, based on publicly available information and expectations of our management, that the further penetration of the ET technology in the overall market will lead to a significant increase of the share of capital expenditure spending for a new factory from 30% of equipment spending for a traditional fabrication methods factory to 80% to 90% in an ET technology factory."

Liquidity and Capital Resources, page 197

13.   Tell us the amount of restricted net assets of your Chinese subsidiary as of December 31, 2022 and the percentage of your total consolidated net assets it represents. Tell us how you considered including Schedule 1, required by Rule 5-04 of Regulation S-X. Further, given your disclosure on page 53 that these restrictions could reduce the amount of distributions that you receive from your subsidiaries, which would restrict your ability to fund your operations, generate income, pay dividends, and service your indebtedness, please further clarify why you don't consider disclosure of the amount of restricted net assets and the nature of these restrictions necessary.

Financial Statements of SCHMID Group for the Six Months Ended June 30, 2023 and 2022
7. Reversal of Impairments of Financial Assets, NET, page F-56

14.   Clarify why it is appropriate to include the impairment reversal of € 21,375,000, relating to receivables from the Silicon Group, in operating income. In your response, clarify the nature of the transactions that resulted in the initial recognition of these receivables.

10. Trade Receivables and Other Receivables, page F-57

15.   Clarify whether the €4,448,000 receivable from the Silicon Group as of June 30, 2023 was subsequently received. Otherwise, please clarify how you assessed recoverability of this receivable.

16.   Clarify the nature of the €10,625,000 million Other receivables balance as of June 30, 2023 and how you assessed recoverability.

Financial Statements of SCHMID Group for the Years Ended December 31 2022 and 2021
1. Business Description, page F-69

17.   Your disclosure indicates that all of the legal entities disclosed in Note 2 were under common control of Gebr. SCHMID GmbH for all periods presented, except for two joint ventures which are accounted for using the equity method. Clarify the specific entities or individuals that own each of the legal entities disclosed in Note 2 and how they are under common control. Clarify the authoritative accounting literature upon which you are relying in determining common control and presenting combined financial statements.

6. Revenue From Contracts With Customers and Cost of Sales, page F-84

18.   We note your response to prior comment 30. Please revise your disclosure to clarify that long-term development, installation of machines, and extended warranty revenue are included in the "Machines" category and revenue from installations of modifications, repair services and inspections is included in the "Service" category.

19.   We note your response to prior comment 33. Tell us what consideration you gave to disclosing the information required by paragraph 34 of IFRS 8, including the total amount of revenue recognized from each customer representing 10% or more of your total revenue.

23. Equity, page F-95

20.   Your disclosure indicates that an entity previously under common control was sold in November 2021 and the net proceeds from the sale of €13.1 million were reinvested in the company and presented within Owners' Net Investment in the Combined Statements of Changes in Equity. Please further clarify your accounting for this transaction, including how the proceeds are reflected in your Statements of Cash Flow. Clarify if this entity was included in your combined financial statements prior to the sale, the carrying value of the net assets sold and any gain or loss recognized upon sale.

Exhibits

21.   We note that you filed the fairness opinion as an exhibit; however, please also file a legal opinion as an exhibit to the registration statement. Refer to Item 21 of Part II of Instructions to Form F-4.

General

22.   We note your response to prior comment 46. Please revise or explain how the potential impact of redemptions on the per share value of the shares owned by non-redeeming shareholders will remain the same or virtually the same across all three redemption levels.

23.   We note your response to prior comment 47. Please revise to disclose all possible sources and extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the Business Combination and the impact of each significant source of dilution at each redemption level.

Please contact Laura Veator at 202-551-3716 or Stephen Krikorian at 202-551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra Barone at 202-551-8816 or Jeff Kauten at 202-551-3447 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: George Hacket